Exhibit 99.111

LETTER OF CONSENT

I, Robert Carter, refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of the technical report entitled “Technical Report Watts River Deposit, Snow Lake Area, Manitoba” dated December 12, 2007 (the “Technical Report”), of which I am the author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated January 14, 2008 and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Robert Carter
Per:	Robert Carter, P.Eng

Dated: January 22, 2009